UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                    No ☒

This Amendment to Current Report on Form 6-K (the “Amended Form 6-K”) is being furnished for the purpose to amend a formatting error in the unaudited condensed consolidated balance sheets of JinkoSolar Holding Co., Ltd. (the “Company”) as of December 31, 2022 and September 30, 2023 contained in Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company with the Securities and Exchange Commission on October 30, 2023 (the “Original Form 6-K”). Other than as set forth in this Amended Form 6-K and Exhibit 99.1 hereto, the information contained in the Original Form 6-K remain unchanged.

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: October 31, 2023